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                                                                    EXHIBIT 9.8


                                 October 28, 1996



David Chyan
c/o Cooper & Chyan Technology, Inc.
1601 South De Anza Boulevard
Cupertino, California  95014


Dear David:

     We are very pleased to welcome you as a future employee of Cadence Design Systems, Inc. ("Cadence"). In the context of the proposed merger of Cooper & Chyan Technology, Inc. ("CCT") with Cadence, this letter sets forth the terms of our offer of employment to you as well as other related matters for your approval and signature. This employment agreement will go into effect on the date that Cadence completes its merger with CCT. At that time, in addition to becoming an employee of Cadence, you will be exchanging your stock interest in CCT for stock or stock options of Cadence.

     As part of this agreement, you will agree to work for Cadence for a three-year period beginning on the Cadence/CCT merger date in a substantially similar position. Your salary will be $158,400 per year (subject to customary withholding and other taxes), paid by Cadence according to its standard payroll schedule. In addition, you will be eligible to receive additional bonuses and other compensation (if any) as you and Cadence may agree. You will receive the same health and other benefits as are generally available to the rest of Cadence's employees (provided, of course, you meet the standard eligibility requirements for such benefits).

     As a normal part of its operations, Cadence asks its employees to sign an Employee Invention and Confidential Information Agreement, a copy of which is attached for your signature. Additionally, in connection with the acquisition, you agree to execute the Non-competition Agreement attached hereto as Exhibit A.

     If Cadence terminates your employment without cause,(1) at any time during your three-year employment term, Cadence will pay you severance equal to your salary (but not any bonuses or other compensation) for the greater of six months or the remaining period of your employment term. However if you are terminated for cause, the obligation of Cadence to pay you your salary and other compensation shall end.

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(1) You shall be considered to have been terminated with "cause" if your employement is terminated for (a) any gross misconduct, fraud or bad faith, in the performance of your employment, (b) your conviction or guilty plea with respect to any felony, (c) your material breach of this agreement, or
(d) your repeated failure to perform any reasonable duties assigned you by Cadence despite written notice delivered to you of such failure.

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David Chyan
October 28, 1996
Page 2

     At the end of your three-year employment term, your employment relationship with Cadence will become "at will." This agreement shall be governed by the law of the State of California.

     We are excited about the potential represented by the Merger and we are pleased you will be joining us as a key part of the new team.

Sincerely,

CADENCE DESIGN SYSTEMS, INC.



Joe Costello





Acknowledged and agreed:


--------------------------------
     David Chyan



Date:  October 28, 1996



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